Exhibit 99.30

February 22, 2018

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Registration Statement on Form 40-F of Cronos Group Inc. (the “Company”) of our report dated April 30, 2017 relating to the consolidated financial statements of the Company as at December 31, 2016 and 2015 and for each of the years then ended, which appears in such Registration Statement.

/s/ MNP LLP

Mississauga, Ontario, Canada
Chartered Professional Accountants
Licensed Public Accountants